Exhibit 99.1

Q4 FY25 and Full FY25 Results:

LuxExperience reports strong FY25 results for its Mytheresa business with Net Sales growth of +12% in Q4 and +9% for the full fiscal year with Adj. EBITDA growing +73%

KEY HIGHLIGHTS FOR Q4 FY25 & FULL FY25

•	Strong Net Sales Growth of +11.5% vs. Q4 FY24 and +8.9% vs. full FY24 for Mytheresa

•	Exceptional Customer Economics at Mytheresa with increase in GMV per all customers of +13.0% and +16.1% increase in GMV per top customer vs. Q4 FY24

•	Strong Increase of Average Order Value for Mytheresa of +10.0% in Q4 FY25 vs. Q4 FY24 to now €773

•	US Market Expansion in FY25 with +9.7% Net Sales growth and US Net Sales share of 20.6% of total business for Mytheresa

•	Significantly increased profitability for Mytheresa with an Adj. EBITDA margin of 6.5%, up 180bps vs. Q4 FY24 and 4.9% for the full FY25, increasing 180bps vs. full FY24

•	Very fast start to transformation of Group structure, processes and infrastructure after completion of YOOX NET-A-PORTER (“YNAP”) acquisition

MUNICH, Germany (September 25, 2025) – LuxExperience B.V. (NYSE:LUXE) (the “Company”), today announced its financial results for its fourth quarter and full fiscal year 2025 ended June 30, 2025. The leading luxury multi-brand digital platform reported strong Net Sales growth and significantly increased Adj. EBITDA profitability in the fourth quarter and full fiscal year 2025 for its Mytheresa business despite ongoing macro headwinds. The reported consolidated financial results for the Company also include the performance of its recently acquired YNAP store brands for the first time.

Michael Kliger, Chief Executive Officer of LuxExperience, said, ”I am extremely pleased with the results of our Mytheresa business. We have demonstrated clear operational and financial leadership in digital luxury. We have the expertise and track-record of achieving consistently profitable growth in digital luxury at LuxExperience.”

Kliger continued, “LuxExperience is in a remarkable position to become the one and only destination for luxury enthusiasts worldwide, bringing together some of the most iconic brands in digital luxury retail. I am very pleased with the fast start of the Group transformation to leverage the scale and scope for strong growth and profitability for the whole Group. Medium-term we expect to reach EUR 4 billion in Net Sales and an adjusted EBITDA margin of 7% to 9%. LuxExperience expects to generate significant value for our customers, brand partners, and shareholders going forward.”

MYTHERESA FINANCIAL HIGHLIGHTS FOR THE FOURTH QUARTER ENDED JUNE 30, 2025

•	GMV growth of 11.1% to €265.9 million in Q4 FY25 as compared to €239.3 million in the prior year period

•	Net sales increase of +11.5% year-over-year to €248.9 million as compared to €223.2 million in Q4 FY24

•	Gross Profit margin of 48.3%, an increase of 90 bps year-over-year

•	Adjusted EBITDA of €16.1 million vs. €10.6 million in Q4 FY24 and an adjusted EBITDA margin of 6.5% in Q4 FY25 as compared to 4.7% in the prior year period

MYTHERESA FINANCIAL HIGHLIGHTS FOR THE TWELVE MONTHS ENDED JUNE 30, 2025

•	GMV growth of 8.2% to €988.5 million in FY25 as compared to €913.6 million in the prior year period

•	Net sales increase of +8.9% year-over-year to €916.1 million as compared to €840.9 million in the prior year

•	Gross Profit margin of 47.0%, an increase of 130 bps year-over-year

•	Adjusted EBITDA of €44.6 million vs. €25.8 million in the prior year and an adjusted EBITDA margin of 4.9% vs. 3.1% in FY24

GROUP KEY BUSINESS HIGHLIGHTS:

•	Group Level: Reorganization to new operating model almost completed. Cost reduction actions started across all operations functions. Tech migration for luxury and simplification of separate off-price tech stack started. Customer data analytics across the Group enabled. Full transformation of Finance and HR functions started to support new operating model. Partial workforce reduction across YNAP announced

•	Luxury | Mytheresa: Launch of exclusive capsule collections and pre-launches in collaboration with Dolce & Gabbana, Pucci, Versace, Chloe, Missoni, Alaïa, Bottega Veneta, The Row and many more; Impactful Top Customer events around the globe and “money-can´t-buy” experiences in partnership with luxury brands, including a Sicilian market experience with Dolce & Gabbana in Taormina, a private dinner with Aquazzura in Rome and a boat tour and pool party with Missoni in Ibiza.

•	Luxury | NAP & MRP: Immediate appointment after acquisition of highly experienced new leadership at NET-A-PORTER with new Chief Executive Officer Heather Kaminetsky, new Chief Buying & Merchandising Officer Brigitte Chartrand, new Chief Brand & Customer Officer Claudia Plant as well as appointment of dedicated new leadership at MR PORTER with new Chief Executive Officer Toby Bateman, new Brand Director Jeremy Langmead, new Customer Director Cassandra Bergsland

•	Off-Price | YOOX & THE OUTNET: Clear steps to simplify and separate business model from luxury businesses initiated. Separate leadership teams put in place and confirmed for YOOX and THE OUTNET. Dedicated brand & marketing functions separate from luxury in build up. Resources in Finance, HR, Operations and Technology also being separated from the luxury segment and streamlined

GUIDANCE FY2026

For the topline, the Luxury | Mytheresa segment is expected to continue growing its GMV. The Luxury | NAP & MRP segment is expected to still slightly decline in GMV. The Off-Price | YOOX & THE OUTNET segment will continue the restructuring of its operating and business model in FY26. We therefore expect GMV at Off-Price | YOOX & THE OUTNET to continue to decrease considerably. In sum, LuxExperience at the Group level is expected to have a GMV at around €2.5-2.9 billion in FY26.

Given the uncertainties in the market and FY26 being a transition year, we expect in FY26 comparable profitability levels to FY25. In sum, LuxExperience at Group level is expected to report an Adjusted EBITDA margin between (4%) and +1%.

For FY26, LuxExperience therefore expects

•	GMV €2.5 billion to €2.9 billion and

•	an Adjusted EBITDA margin between (4%) to +1%

LuxExperience reconfirms its medium-term annual growth rates of 10-15% and targets of €4 billion Net Sales with an underlying Adjusted EBITDA margin of 7% to 9%.

CONFERENCE CALL AND WEBCAST INFORMATION

LuxExperience expects to release fourth quarter and full fiscal year 2025 financial results before the U.S. market open on September 25, 2025. A conference call to discuss its results will follow at 8:00am Eastern Time that same day.

Event: LuxExperience Fourth Quarter and Full Fiscal Year 2025 Earnings Conference Call

Event Date: September 25, 2025

Event Time: 8:00am ET

Webcast: Please follow the link

A webcast replay will be available on LuxExperience’s investor relations website at investors.luxexperience.com

FORWARD LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to financing activities; future sales, expenses, and profitability; future development and expected growth of our business and industry; our ability to execute our business model and our business strategy; having available sufficient cash and borrowing capacity to meet working capital, debt service and capital expenditure requirements for the next twelve months; and projected capital spending. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements are only predictions. Actual events or results may differ materially from those stated or implied by these forward-looking statements. In evaluating these statements and our prospects, you should carefully consider the factors set forth below.

The risk that the completed YNAP acquisition and the post-acquisition integration could have an adverse effect on the ability of YNAP to retain customers and retain and hire key personnel and maintain relationships with their brand partners and customers and on their operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of YNAP and Mytheresa, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or that it may take longer than expected to achieve those synergies; LuxExperience’s ability to effectively compete in a highly competitive industry; LuxExperience’s ability to respond to consumer demands, spending and tastes; general economic conditions, including economic conditions resulting from deteriorating geopolitical and macroeconomic conditions, such as the recent global trade war that escalated after the U.S. imposed tariffs on countries across the globe, and the adoption of retaliatory tariffs by those countries, that may adversely impact consumer demand; LuxExperience’s ability to acquire new customers and retain existing customers; consumers of luxury products may not choose to shop online in sufficient numbers; the volatility and difficulty in predicting the luxury fashion industry; LuxExperience’s reliance on consumer discretionary spending; and LuxExperience’s ability to maintain average order levels and other factors.

We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make.

You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.

Further information on these and other factors that could affect our financial results is included in filings we make with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Risk Factors” included in the Form 20-F filed on September 12, 2024. These documents are available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investor Relations section of our website at: https://investors.luxexperience.com.

The acquisition of YOOX Net-A-Porter Group S.p.A. (“YNAP”) (together with its subsidiaries, “YNAP Sub-Group”) by LuxExperience was completed on April 23, 2025 ("YNAP Acquisition"). The results of YNAP are included within the consolidated financial statements of LuxExperience for the period beginning on the date of the acquisition through the end of the respective period presented and the results of Mytheresa are included for the entirety of all periods presented.

ABOUT NON-IFRS FINANCIAL MEASURES AND OPERATING METRICS

Our non-IFRS financial measures include:

•	Adjusted Gross Profit is a non-IFRS financial measure that we calculate as gross profit, adjusted to exclude the recognition/release of extraordinary inventory write down. Adjusted Gross Profit Margin is a non-IFRS financial measure which is calculated in relation to net sales.

•	Adjusted EBITDA is a non-IFRS financial measure that we calculate as net income before finance expense (net), taxes, and depreciation and amortization, adjusted to exclude the recognition/release of extraordinary inventory write down, other transaction-related, certain legal and other expenses share-based compensation expense and one-off Intercompany recharges. Adjusted EBITDA Margin is a non-IFRS financial measure which is calculated in relation to net sales.

Illustrative key operating and financial metrics by segment are non-IFRS financial measures that we present by segment for each period and were prepared by combining the historical standalone statements of operations for each of legacy YNAP and Mytheresa. These measures are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or consolidated financial condition would have been had the acquisition actually occurred on the date indicated, nor do they purport to project the future consolidated results of operations or consolidated financial condition for any future period or as of any future date. In addition, these measures have not been prepared in accordance with Article 11 of Regulation S-X.

We are not able to forecast net income (loss) on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect net income (loss), including, but not limited to, Income taxes and Interest expense and, as a result, are unable to provide a reconciliation to forecasted Adjusted EBITDA.

Gross Merchandise Value (GMV) is an operative measure and means the total Euro value of orders processed. GMV is inclusive of merchandise value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us. We use GMV as an indicator for the usage of our platform that is not influenced by the mix of direct sales and commission sales. The indicators we use to monitor usage of our platform include, among others, active customers, total orders shipped and GMV.

SEGMENT REALIGNMENT

Effective for the fourth quarter ended June 30, 2025, LuxExperience is realigning its reportable segments to correspond with changes to its operating model to reflect its new management structure and organizational responsibilities following the acquisition of YNAP. As further described herein, LuxExperience's three new reportable segments are: Luxury | Mytheresa, Luxury | NAP & MRP, and Off-Price | YOOX & THE OUTNET.

ABOUT LUXEXPERIENCE

LuxExperience is the leading digital, multi-brand luxury group and the online shopping destination for luxury enthusiasts worldwide. LuxExperience operates a portfolio of some of the most distinguished store brands in digital luxury and creates communities for luxury enthusiasts with unique digital and physical experiences. Mytheresa, NET-A-PORTER and MR PORTER, jointly comprising the luxury segments of LuxExperience, offer highly curated edits of the most prestigious luxury brands across the world, featuring womenswear, menswear, kidswear, fine jewelry & watches, and lifestyle products. YOOX and THE OUTNET, jointly comprising the Off-Price segment of LuxExperience, are the leading destinations for multi-brand off-season online luxury shopping. The NYSE listed group operates in key markets worldwide.

For more information, please visit https://investors.luxexperience.com.

Investor Relations Contact LuxExperience B.V. Stefanie Muenz phone: +49 89 127695-1919 email: investors@luxexperience.com	Media Contact for business press LuxExperience B.V. Lisa Schulz mobile: +49 151 11216490 email: lisa.schulz@luxexperience.com

Source: LuxExperience B.V.

LuxExperience B.V.

Illustrativei key operating and financial metrics by segmentii for the three and twelve months ended June 30, 2024 and 2025

The following table illustrates our operating and financial metrics for Luxury MYTHERESA segment for the three months ended and twelve months ended June 30, 2025:

	Three months ended June 30,		Twelve months ended June 30,
(in € millions) (unaudited)	2024	2025	2024	2025
Gross Merchandise Value (GMV) (1)	€239.3	265.9	913.6	988.5
Active customers (LTM in thousands) (2)	852	823	852	823
Total orders shipped (LTM in thousands) (2)	2,090	2,017	2,090	2,017
Average order value (LTM) (2)	703	773	703	773
Net sales	€223.2	248.9	840.9	916.1
Gross profit	€105.8	120.1	384.5	430.9
Gross profit margin (3)	47.4%	48.3%	45.7%	47.0%
Adjusted EBITDA (4)	€10.6	16.1	25.8	44.6
Adjusted EBITDA margin (3)	4.7%	6.5%	3.1%	4.9%

For the reconciliation of Adjusted EBITDA to EBITDA for three and twelve months ended June 30, 2024, refer to Q4, FY 2024 Earning Press Release of the Company dated September 12, 2024.

For the reconciliation of Adjusted EBITDA to EBITDA for the three and twelve months ended June 30, 2025, refer to “Reconciliation of non-IFRS measures” section in this document.

i	LuxExperience B.V. (together with its subsidiaries “LuxExperience Group”) acquired 100% shares of YNAP on April 23, 2025. Illustrative tables in this document show financial and operating information for LuxExperience Group including the YNAP Sub-Group as if it was part of the LuxExperience Group for the full periods presented but do not take into account the financial statement impact from the acquisition accounting.

ii	Luxury MYTHERESA segment represents LuxExperience Group excluding YNAP Sub-Group whereas Luxury NAP / MRP and Off-Price segments represent YNAP Sub-Group excluding Online Flag Store (OFS) and Feng Mao businesses. Luxury MYTHERESA, Luxury NAP / MRP and Off-Price segments are presented as reportable segments in LuxExperience Group financial statements. Illustrative key operating and financial metrics presented in this document have been prepared as if LuxExperience Group’s management reporting included Luxury NAP / MRP and Off-Price segments during all fiscal periods presented here. This segment information should not be viewed as a substitute for LuxExperience Group’s audited consolidated financial statements as of and for the fiscal years ended June 30, 2024 and 2025. Further, the segment information presented here is not necessarily indicative of LuxExperience Group’s results to be expected for any future periods.

The following table illustrates operating and financial metrics for Luxury NAP / MRPiii for the three months ended and twelve months ended June 30, 2025:

	Three months ended June 30,		Twelve months ended June 30,
(in € millions) (unaudited)	2024	2025	2024	2025
Gross Merchandise Value (GMV)(1)	€294.2	€267.4	€1,233.1	€1,092.6
Active customers (LTM in thousands)(2)	1,243	932	1,243	932
Total orders shipped (LTM in thousands)(2)	3,193	2,504	3,193	2,504
Average order value (LTM)(2)	708	811	708	811
Net sales	€280.4	€255.3	€1,170.5	€1,042.8
Adjusted Gross profit (4)	€143.7	€129.4	€547.5	€466.8
Adjusted Gross profit margin (3)	51.3%	50.7%	46.8%	44.8%
Adjusted EBITDA (4)	€15.3	€(2.9)	€22.5	€(7.2)
Adjusted EBITDA margin(3)	5.5%	(1.1%)	1.9%	(0.7%)

The following table illustrates operating and financial metrics for Off-Priceiii segment for the three months ended and twelve months ended June 30, 2025:

	Three months ended June 30,		Twelve months ended June 30,
(in € millions) (unaudited)	2024	2025	2024	2025
Gross Merchandise Value (GMV)(1)	€197.9	€159.1	€935.8	€808.4
Active customers (LTM in thousands)(2)	1,982	1,639	1,982	1,639
Total orders shipped (LTM in thousands)(2)	5,794	4,234	5,794	4,234
Average order value (LTM)(2)	249	292	249	292
Net sales	€192.7	€159.1	€912.8	€792.8
Adjusted Gross profit (4)	€82.5	€60.3	€325.8	€277.7
Adjusted Gross profit margin (3)	42.8%	37.9%	35.7%	35.0%
Adjusted EBITDA (4)	€(12.9)	€(28.5)	€(112.1)	€(96.2)
Adjusted EBITDA margin(3)	(6.7%)	(17.9%)	(12.3%)	(12.1%)

iii	The illustrative key operating and financial metrics of Luxury NAP / MRP and Off-Price segments have been prepared as if YNAP Sub-Group’s management reporting included these segments during all fiscal periods presented here. These illustrative key operating and financial metrics should not be viewed as a substitute for YNAP Sub-Group’s audited consolidated financial statements as of and for the years ended March 31, 2024 and 2025. Further, the segment information presented here is not necessarily indicative of YNAP Sub-Group’s results to be expected for any future periods.

LuxExperience B.V.

Illustrative key operating and financial metrics for the twelve months ended June 30, 2025

The below table illustrates operating and financial metrics of Luxury MYTHERESA, Luxury NAP / MRP, and Off-Price segments for the twelve months ended June 30, 2025:

	Illustrative twelve months ended June 30, 2025
(in € millions) (unaudited)	Luxury MYTHERESA	Luxury NAP/MRP	Off Price	Aggregated
Gross Merchandise Value (GMV)(1)	988.5	1,092.6	808.4	2,889
Active customers (LTM in thousands)(2)	823	932	1,639	-
Total orders shipped (LTM in thousands)(2)	2,017	2,504	4,234	8,754
Average order value (LTM)(2)	773	811	292	-
Net sales	€916.1	€1,042.8	€792.8	€2,751.7
Adjusted Gross profit (4)	€430.9	€466.8	€277.7	€1,175.4
Adjusted Gross profit margin (3)	47.0%	44.8%	35.0%	42.7%
Adjusted EBITDA (4)	€44.6	€(7.2)	€(96.2)	€(58.7)
Adjusted EBITDA margin(3)	4.9%	(0.7%)	(12.1%)	(2.1%)

(1)	Gross Merchandise Value (“GMV”) is an operative measure and means the total Euro value of orders processed, either as principal or as agent. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes, applicable sales taxes and cancellations. GMV does not represent revenue earned by us.

(2)	Active customers, total orders shipped, and average order value are calculated based on the GMV of orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.

(3)	As a percentage of net sales.

(4)	Adjusted EBITDA and Adjusted Gross Profit and their margins as a percentage of net sales are measures that are not defined under IFRS. We use these financial measures to evaluate the performance of our business. We present Adjusted EBITDA and Adjusted Gross Profit and their margins because they are used by our management and frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items that are outside the control of management or not reflective of our ongoing core operations and performance. Adjusted EBITDA and Adjusted Gross Profit have limitations, because it excludes certain types of expenses. Furthermore, other companies in our industry may calculate similarly titled measures differently than we do, limiting their usefulness as comparative measures. We use Adjusted EBITDA, Adjusted Gross Profit and their margins as supplemental information only. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

Illustrative cash and cash equivalents generated from operating and investing activities was €0.5 million for LuxExperience Group, excluding YNAP Sub-Group, for the twelve months ended June 30, 2025.

Illustrative cash outflow from operating and investing activities was €4.6 million for YNAP Sub-Group for the twelve months ended June 30, 2025.

LuxExperience B.V.

The following table shows our illustrative EBITDA for Luxury MYTHERESA, Luxury NAP / MRP, and Off-Price segments and Other representing OFSiv and Feng Maov businesses of YNAP Sub-Group for the twelve months ended June 30, 2025:

	Illustrative twelve months ended June 30, 2025
(in € millions) (unaudited)	Luxury MYTHERESA	Luxury NAP/MRP	Off Price	Other	Aggregated
Net sales	916.1	1,042.8	792.8	164.5	2,916.1
Cost of sales, exclusive of depreciation and amortization	(485.3)	(550.8)	(492.5)	(146.0)	(1,674.6)
Gross Profit	430.9	491.9	300.3	18.5	1,241.6
Shipping and payment cost	(134.0)	(130.1)	(130.5)	(12.7)	(407.3)
Marketing expenses	(115.3)	(86.8)	(49.9)	(4.3)	(256.4)
Selling, general and administrative expenses	(193.4)	(277.2)	(206.5)	(22.1)	(699.1)
Other income (expense), net	24.8	(8.1)	(9.0)	1.3	9.0
Total (EBITDA)	12.9	(10.2)	(95.6)	(19.3)	(112.4)

The following tables show our illustrative Adjusted EBITDA for Luxury MYTHERESA, Luxury NAP / MRP, and Off-Price segments and Other for the twelve months ended June 30, 2025:

	Illustrative twelve months ended June 30, 2025
(in € millions) (unaudited)	Luxury MYTHERESA	Luxury NAP/MRP	Off Price	Other	Aggregated
Net sales	916.1	1,042.8	792.8	164.5	2,916.1
Adjusted Cost of sales, exclusive of depreciation and amortization	(485.3)	(575.9)	(515.1)	(146.0)	(1,722.3)
thereof adjusted for release of inventory write-down provision	-	25.1	22.6	-	47.7
Adjusted Gross Profit	430.9	466.8	277.7	18.5	1,193.9
Shipping and payment cost	(134.0)	(130.1)	(130.5)	(12.7)	(407.3)
Marketing expenses	(115.3)	(86.8)	(49.9)	(4.3)	(256.4)
Adjusted selling, general and administrative expenses	(134.0)	(249.0)	(187.8)	(22.5)	(593.3)
thereof adjusted for Share-based compensation	(14.3)	(3.0)	(3.0)	-	(20.3)
thereof adjusted for Other transaction-related, certain legal and other expenses	(45.1)	(7.7)	(5.3)	0.4	(57.7)
thereof adjusted for one-time intersegment transactions	-	(17.4)	(10.4)	-	(27.8)
Adjusted Other income (expense), net	(3.0)	(8.1)	(5.6)	1.3	(15.4)
thereof adjusted for Other transaction-related, certain legal and other expenses	-	-	(3.4)	-	(3.4)
thereof adjusted for one-time intersegment transactions	27.8	-	-	-	27.8
Adjusted EBITDA	44.6	(7.2)	(96.2)	(19.8)	(78.5)

IV	OFS refers to YNAP's Online Flag Store business which is being wound down.

V	Feng Mao refers to YNAP’s subsidiary Da Vinci Holdings Limited and its wholly owned subsidiary Feng Mao Trading (Shanghai) Company Ltd whose operations are being wound down.

LuxExperience B.V.

Consolidated Financial Statements of LuxExperience Group

Below tables present consolidated Statements of Profit or Loss and Comprehensive Loss, Consolidated Statements of Financial Position, Consolidated Statements of Changes in Equity and Consolidated Statements of Cash Flows of LuxExperience Group including YNAP Sub-Group being consolidated starting from the acquisition date of April 23, 2025.

Consolidated Statements of Profit or Loss and Comprehensive Loss

(Amounts in € millions, except share and per share data)

	Three months ended June 30,		Twelve months ended June 30,
(in € millions)	2024 (unaudited)	2025 (unaudited)	2024	2025 (unaudited)
Net Sales	223.2	587.8	840.9	1,255.0
Cost of sales, exclusive of depreciation and amortization	(117.4)	(298.6)	(456.3)	(655.0)
Gross profit	105.8	289.2	384.5	600.0
Shipping and payment cost	(35.4)	(86.1)	(135.5)	(185.8)
Marketing expenses	(26.5)	(61.2)	(96.7)	(142.8)
Selling, general and administrative expenses	(41.7)	(134.7)	(159.3)	(284.3)
Depreciation and amortization	(4.1)	(10.4)	(15.2)	(25.4)
Other income (expense), net	0.3	601.1	0.3	598.2
Income (Loss) from operations	(1.6)	598.0	(22.0)	560.0
Finance income (costs), net	(1.3)	(0.9)	(4.8)	(5.1)
Income (Loss) before income taxes	(2.9)	597.1	(26.7)	554.9
Income tax (expense) benefit	(0.7)	(11.0)	1.8	(2.6)
Net (Loss) income	(3.6)	586.0	(24.9)	552.3
Foreign currency translation	(0.0)	(6.0)	(0.0)	(5.9)
Other comprehensive (Loss) income	0.3	(5.7)	(0.0)	(5.9)
Comprehensive (Loss) income	(3.3)	580.3	(24.9)	546.4

Basic earnings (loss) per ordinary share - in €	(0.04)	4.83	(0.29)	5.77
Diluted earnings per ordinary share - in €	(0.04)	4.67	(0.29)	5.53
Weighted average ordinary shares outstanding (basic) - in millions(1)	86.8	121.3	86.8	95.8
Weighted average ordinary shares outstanding (diluted) - in millions(1)	86.8	125.4	86.8	99.8

(1)	In accordance with IAS 33, includes contingently issuable shares that are fully vested and can be converted at any time for no consideration.

LuxExperience B.V.

Consolidated Statements of Financial Position

(Amounts in € millions)

	As of June 30,
(in € millions)	2024	2025 (unaudited)
Assets
Non-Current Assets
Intangible assets and goodwill	155.0	156.7
Property and equipment	43.7	55.9
Right-of-use assets	45.5	201.1
Deferred tax assets	2.0	1.7
Other non-current assets	7.6	11.9
Total non-current assets	253.6	427.3
Current Assets
Inventories	370.6	1019.5
Trade and other receivables	11.8	80.6
Other assets	45.3	139.5
Cash and cash equivalents	15.1	603.6
Total current assets	442.9	1,843.2
Total assets	696.5	2,270.5

Shareholders' equity and liabilities
Subscribed capital	0.0	0.0
Capital reserve	546.9	912.0

Accumulated deficit	(112.8)	439.6
Accumulated other comprehensive income	1.5	(4.4)
Total shareholders' equity	435.6	1,347.2

Non-current liabilities
Provisions, non-current	2.8	4.5
Lease liabilities, non-current	40.5	176.7
Deferred tax liabilities	0.0	0.0
Other liabilities, non-current	-	0.4
Total non-current liabilities	43.3	181.6

Current liabilities
Borrowings, current	-	10.0
Tax liabilities	10.6	1.8
Lease liabilities, current	9.3	32.1
Provisions, current	-	8.8
Contract liabilities	17.1	49.3
Trade and other payables	85.3	285.7
Other liabilities, current	95.2	354.0
Total current liabilities	217.6	741.8
Total liabilities	260.9	923.4
Total shareholders' equity and liabilities	696.5	2,270.5

LuxExperience B.V.

Consolidated Statements of Changes in Equity

(Amounts in € millions)

(in € millions)	Subscribed capital	Capital reserve	Accumulated (deficit) surplus	Foreign currency translation reserve	Total shareholders’ equity
Balance as of July 1, 2023	0.0	529.8	(87.9)	1.5	443.4
Net loss	-	-	(24.9)	-	(24.9)
Other comprehensive income	-	-	-	(0.0)	(0.0)
Comprehensive loss	-	-	(24.9)	(0.0)	(24.9)
Reclassification due to cash settlement of share-based compensation	-	(1.4)	-	-	(1.4)
Share-based compensation	-	18.5	-	-	18.5
Balance as of June 30, 2024 (unaudited)	0.0	546.9	(112.8)	1.5	435.6

Balance as of July 1, 2024	0.0	546.9	(112.8)	1.5	435.6
Net income	-	-	552.3	-	552.3
Other comprehensive loss	-	-	-	(5.9)	(5.9)
Comprehensive loss	-	-	552.3	(5.9)	546.4
Shares issued as consideration for the business acquisition	-	345.6	-	-	345.6
Exercise of share options	-	7.1	-	-	7.1
Reclassification due to cash settlement of share-based compensation	-	(1.8)	-	-	(1.8)
Share-based compensation	-	14.3	-	-	14.3
Balance as of June 30, 2025 (unaudited)	-	912.0	439.6	(4.4)	1,347.2

LuxExperience B.V.

Consolidated Statements of Cash Flows

(Amounts in € millions)

	Fiscal year ended June 30,
(in € millions)	2024	2025 (unaudited)
Net income (loss)	(24.9)	552.3
Adjustments for
Gain on bargain purchase	-	(608.2)
Other non-cash items included in net profit (loss)	-	0.2
Depreciation and amortization	15.2	25.4
Finance costs, net	4.8	5.1
Share-based compensation	18.4	14.3
Income tax (benefit) expense	(1.8)	2.6
Change in operating assets and liabilities
Decrease (Increase) in inventories	(10.4)	(6.6)
Increase in trade and other receivables	(4.3)	(2.7)
Increase in other assets	(3.6)	(10.9)
Increase in other liabilities	15.0	43.5
Increase in contract liabilities	0.2	1.0
(Decrease) increase in trade and other payables	14.2	(38.2)
Interest received	-	2.2
Income taxes paid	(12.8)	(10.5)
Net cash (used) gained in operating activities	10.0	(30.6)
Expenditure for property and equipment and intangible assets	(11.8)	(3.9)
Cash received from acquisition of a business	-	622.5
Net cash (used) gained in investing activities	(11.8)	618.7
Interest paid	(5.4)	(7.0)
Proceeds from borrowings	-	10.0
Proceeds from exercise of share options	-	7.1
Payment of lease liabilities	(7.9)	(10.1)
Net cash outflow from financing activities	(13.3)	0.1
Net increase (decrease) in cash and cash equivalents	(15.1)	588.2
Cash and cash equivalents at the beginning of the period	30.1	15.1
Effects of exchange rate changes on cash and cash equivalents	0.0	0.3
Cash and cash equivalents at end of the period	15.1	603.6

Cash and cash equivalents as of July 1, 2024 was €15.1 million. During the fiscal year ended June 30, 2025, €1.8 million net cash inflows from LuxExperience Group excluding YNAP Sub-Group, €622.5 million net cash inflows from YNAP Acquisition, and €35.9 million net cash outflows from YNAP Sub-Group contributed to cash and cash equivalents between April 23, 2025, and June 30, 2025, with an ending balance of €603.6 million on June 30, 2025.

All numbers presented above regarding fiscal year 2025 are unaudited.

LuxExperience B.V.

Reconciliation of non-IFRS measures

The following tables set forth the reconciliations of LuxExperience Group Net sales to illustrative Net sales, LuxExperience Group Gross profit to illustrative Gross profit, LuxExperience Group EBITDA to illustrative EBITDA and illustrative adjusted EBITDA for the three months ended June 30, 2025 and fiscal year ended June 30, 2025:

	Illustrative three months ended June 30, 2025 (Unaudited)
(in € millions)	Luxury MYTHERESA	Luxury NAP / MRP	Off-Price	Other*	Total
LuxExperience Group Net sales	248.9	207.7	113.5	17.6	587.7
Addition of pre-acquisition net sales of YNAP sub-group segments	-	47.6	45.5	8.1	101.2
Illustrative Net sales	248.9	255.3	159.1	25.7	688.9

LuxExperience Group Gross profit	120.1	109.5	55.6	4.0	289.2
Addition of pre-acquisition gross profit of YNAP sub-group segments	-	27.5	20.3	1.6	49.5
Removal of YNAP acquisition accounting related adjustments		(2.5)	(14.7)		(17.2)
Release of inventory write-down provision (1)	-	(5.1)	(1.0)	-	(6.1)
Illustrative Adjusted Gross profit	120.1	129.4	60.3	5.6	315.4

	Illustrative three months ended June 30, 2025 (Unaudited)
(in € millions)	Luxury MYTHERESA	Luxury NAP / MRP	Off-Price	Other*	Total
LuxExperience Group Net Income					586.0
Finance costs, net					11.0
Income tax (expense) benefit					0.9
Depreciation and amortization					10.4
LuxExperience Group EBITDA	35.9	(15.3)	(21.7)	609.4	608.4
Addition of pre-acquisition EBITDA of YNAP sub-group segments	-	(0.5)	(6.7)	0.7	(6.4)
Removal of YNAP acquisition accounting related adjustments	-	(2.5)	(14.7)	(608.2)	(625.4)
Illustrative EBITDA	35.9	(18.3)	(43.0)	2.0	(23.4)
Adjustments:
Release of inventory write-down (1)	-	(5.1)	(1.0)	-	(6.1)
Other transaction-related, certain legal and other expenses (2)	6.8	3.0	5.2	(0.2)	14.8
Share-based compensation (3)	1.1	-	-	-	1.1
One-off Intercompany recharges (4)	(27.8)	17.4	10.4	-	-
Illustrative Adjusted EBITDA	16.1	(2.9)	(28.5)	1.8	(13.6)

	Illustrative twelve months ended June 30, 2025 (Unaudited)
(in € millions)	Luxury MYTHERESA	Luxury NAP / MRP	Off-Price	Other*	Total
LuxExperience Group Net sales	916.1	207.7	113.5	17.6	1,254.9
Addition of pre-acquisition net sales of YNAP sub-group segments	-	835.0	679.3	146.9	1,661.2
Illustrative Net sales	916.1	1,042.8	792.8	164.5	2,916.1

LuxExperience Group Gross profit	430.9	109.5	55.6	4.0	600.0
Addition of pre-acquisition gross profit of YNAP sub-group segments	-	384.9	259.4	14.4	658.8
Removal of YNAP acquisition accounting related adjustments		(2.5)	(14.7)	-	(17.2)
Release of inventory write-down provision (1)	-	(25.1)	(22.6)	-	(47.7)
Illustrative Gross profit	430.9	466.8	277.7	18.5	1,193.9

	Illustrative twelve months ended June 30, 2025 (Unaudited)
(in € millions)	Luxury MYTHERESA	Luxury NAP / MRP	Off-Price	Other*	Total
LuxExperience Group Net Income					552.3
Finance costs, net					2.6
Income tax (expense) benefit					5.1
Depreciation and amortization					25.4
LuxExperience Group EBITDA	12.9	(15.3)	(21.7)	609.4	585.3
Addition of pre-acquisition EBITDA of YNAP sub-group segments	-	7.6	(59.3)	(20.6)	(72.3)
Removal of YNAP acquisition accounting related adjustments	-	(2.5)	(14.7)	(608.2)	(625.4)
Illustrative EBITDA	12.9	(10.2)	(95.6)	(19.3)	(112.4)
Adjustments:
Release of inventory write-down (1)	-	(25.1)	(22.6)	-	(47.7)
Other transaction-related, certain legal and other expenses (2)	45.2	7.7	8.7	(0.4)	61.2
Share-based compensation (3)	14.3	3.0	3.0	-	20.3
One-off Intercompany recharges (4)	(27.8)	17.4	10.4	-	-
Illustrative Adjusted EBITDA	44.6	(7.2)	(96.2)	(19.8)	(78.5)

(*) Other represents OFS and Feng Mao businesses of YNAP Sub-Group

(1)

In fiscal year 2024, YNAP Sub-Group management decided to recognize an extraordinary inventory write-down in accordance with IAS 2. These adjustments represent the release of a significant portion of this write-down reserve upon the sale of corresponding inventory in 2025.

(2)	Other transaction-related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business, (iii) other non-recurring expenses incurred in connection with the costs of closing distribution center in Heimstetten, Germany and (iv) finance costs in the form of RCF amendment fees.

(3)	Certain members of management and supervisory board members have been granted share-based compensation for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods.Our methodology to adjust for share-based compensation and subsequently calculate Adjusted EBITDA includes both share-based compensation expense connected to the IPO and share-based compensation expense recognized in connection with grants under the Long-Term Incentive Plan (LTI) for the LuxExperience Group key management members and share-based compensation expense due to Supervisory Board Members Plans. We do not consider share-based compensation expense to be indicative of our core operating performance.

(4)	One-off Intercompany recharges represent personnel, administrative and consulting expenses incurred by Luxury MYTHERESA on behalf and for the benefit of YNAP Sub-Group for YNAP Acquisition.